CONSENT OF M. HASSAN ALIEF

The undersigned hereby consents to:

(i)	the filing of the written disclosure (the “Technical Disclosure”) regarding:
	(a)	the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado” dated December 16, 2008;
	(b)	the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado” dated January 7, 2009;
	(c)	the technical report entitled “Marquez Uranium Property, McKinley and Sandoval Counties, New Mexico” dated June 10, 2010; and
	(d)	the technical report entitled “Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico,” dated February 9, 2009,

contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being incorporated by reference into the Company’s Management Information Circular (the “MIC”) which is being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)

the incorporation by reference of the Technical Disclosure, the MIC and the 6-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”), filed with the United States Securities and Exchange Commission; and

(iii)	the use of my name in the AIF, the 6-K, the MIC, and the F-10.

/s/ M. Hassan Alief
M. Hassan Alief

Date: May 26, 2015